UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                           Environment One Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   294 056 106
             -------------------------------------------------------
                                 (CUSIP Number)


                               William D. Larsson
                   Vice President and Chief Financial Officer
                            Precision Castparts Corp.
                        4650 SW Macadam Avenue, Suite 440
                             Portland, Oregon 97201
                                 (503) 417-4800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 31, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 6

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 294 056 106                                          Page 2 of 6 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EOC Acquisition Corporation
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      AF
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF               3,714,046
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               3,714,046
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,714,046
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      86.5%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          2 of 6

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 294 056 106                                          Page 3 of 6 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Precision Castparts Corp.
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      BK, WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF               3,714,046
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               3,714,046
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,714,046
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      86.5%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          3 of 6

Item 1.   Security and Issuer

          The class of equity securities to which this Statement relates is the common stock, $.10 par value (the "Common Stock") of Environment One Corporation, a New York corporation ("E/ONE"). E/ONE's principal executive offices are located at 2773 Balltown Road, Niskayuna, New York 12309-1090.

Item 2.   Identity and Background

          (a)-(c), (f) This Statement is filed by Precision Castparts Corp., a corporation organized under the laws of Oregon ("PCC"), and EOC Acquisition Corporation, a corporation organized under the laws of New York and an indirect wholly-owned subsidiary of PCC ("EOC"), each of whose business addresses is 4650 SW Macadam Avenue, Suite 440, Portland, Oregon 97201. PCC's principal business is manufacturing complex metal components and products, particularly structural investment castings and airfoil castings used in jet aircraft engines. In addition, PCC is also involved in the industrial gas turbine, fluid management, industrial metalworking tools and machines, pulp and paper, powder metal, and tungsten carbide markets. EOC was formed for the purpose of making the offer to purchase all of the outstanding shares of Common Stock, as set forth in the Offer to Purchase dated March 3, 1998 (the "Offer to Purchase").

          (d)-(e) During the past five years, neither PCC nor EOC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Set forth under the caption "Directors and Executive Officers of EOC and PCC" in Schedule I to the Offer to Purchase, which is included as Exhibit
7.1 hereto and incorporated herein by reference, are the names, principal occupations and business addresses of the executive officers and directors of PCC and EOC. Each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          EOC paid $15.25 per share of Common Stock purchased for a total aggregate amount of $56,639,201. These funds were obtained from PCC. PCC obtained the funds from its general corporate funds and from borrowings under its existing credit facility with Bank of America National Trust and Savings Association, which agreement is attached hereto as Exhibit 7.2 and is incorporated herein by reference.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the Common Stock was to facilitate EOC's offer to purchase all outstanding Common Stock of E/ONE as described in the Offer to Purchase, which is attached hereto as Exhibit 7.1 and incorporated herein by reference. As described in the Offer to Purchase, it is the intention of EOC to acquire all the remaining outstanding shares of Common Stock. Certain information set forth in the Introduction, Section 7 ("Certain Information Concerning the

                                                                          4 of 6

Company"), Section 11 ("The Purpose of the Offer; Merger Agreement; Plans for the Company"), and Section 13 ("Effect of the Offer on the Market for the Shares, NASDAQ Exchange Listing and Exchange Act Registration") is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

          (a) - (c) On March 31, 1998, EOC acquired 3,714,046 shares of Common Stock at $15.25 per share, pursuant to the Offer to Purchase, representing approximately 86.5 percent of the outstanding share capital of E/ONE. EOC has the sole power to direct the vote or disposition of the Common Stock it purchased pursuant to the Offer to Purchase subject to the control of its ultimate parent company, PCC. Except as described in this Statement, none of EOC, PCC, or any of the persons named in response to Item 2 has bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

Item 7.   Material to be Filed as Exhibits

          The following documents are filed as exhibits:

          7.1  Offer to Purchase dated March 3, 1998.

          7.2 Bank of America Credit Agreement as amended and restated July 31, 1996, among PCC, certain of its subsidiaries, Bank of America National Trust and Savings Association, as Agent and Letter of Credit Issuing Bank, and the other financial institutions party thereto.

                                                                          5 of 6

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 1998                    EOC ACQUISITION CORPORATION



                                       By: /s/ WILLIAM D. LARSSON
                                           -------------------------------------
                                           William D. Larsson
                                           Vice President


                                       PRECISION CASTPARTS CORP.



                                       By: /s/ WILLIAM D. LARSSON
                                           -------------------------------------
                                           William D. Larsson
                                           Vice President and
                                           Chief Financial Officer

                                                                          6 of 6

                                  EXHIBIT INDEX

Exhibit                                                               Sequential
Number             Description                                         Page No.
------             -----------                                         --------

Exhibit 7.1        Offer to Purchase dated March 3, 1998.

Exhibit 7.2 Bank of America Credit Agreement as amended and restated July 31, 1996, among PCC, certain of its subsidiaries, Bank of America National Trust and Savings Association, as Agent and Letter of Credit Issuing Bank, and the other financial institutions party thereto.